

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Esteban Saldarriaga
Chief Executive Officer
Logistic Properties of the Americas
Plaza Tempo, Edificio B
Oficina B1, Piso 2
San Rafael de Escazú
San José, Costa Rica

>   **Re: Logistic Properties of the Americas**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed January 6, 2024**
>   **File No. 333-275972**

Dear Esteban Saldarriaga:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4

If we are unable to complete a PIPE or otherwise raise funds to meet the Minimum Cash Condition ....., page 53

1.   Please revise to provide additional disclosure regarding the risks associated with obtaining PIPE financing on terms not favorable to you, including the impact upon non-redeeming shareholders, including dilution in percentage ownership, potential pricing of the PIPE financing below the amount per share in the trust and the dilution in book value per share.

Financial Projections, page 109

2. Please disclose the projections that Marshall & Stevens extended through 2030 and the assumptions underlying such projections. We note that such projections were utilized by Marshall & Stevens and are therefore material to investors in understanding the calculations utilized in rendering the fairness opinion.

Management of Pubco Following the Business Combination, page 200

3. Please provide the compensation information required by Item 6.B of Form 20-F, as required by Item 18(a)(7)(ii) of Form F-4. Please also discuss any changes planned to the compensation as a result of this business combination and becoming a public company.

Index to Financial Statements, page F-1

4. We note the audited financial statements of Latam Logistic Properties, S.A. are older than 12 months. Please update your financial statements and related disclosure pursuant to Item 14 of Form F-4 and Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael L. Fitzgerald, Esq.